EXHIBIT 12.2
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year ended December 31,
Earnings:	2006	2005	2004	2003	2002
Net income	$985	$934	$3,982	$923	$1,819
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	-	-	-	-	-
Income taxes provision	602	574	2,561	528	1,178
Net fixed charges	801	589	671	964	1,029
Total Earnings	$2,388	$2,097	$7,214	$2,415	$4,026

Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$770	$573	$682	$947	$996
Interest on capital leases	11	1	1	1	2
AFUDC debt	20	15	(12)	16	21
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	-	-	-	-	10
Total Fixed Charges	801	589	671	964	1,029

Preferred Stock Dividends:
Tax deductible dividends	12	12	9	9	9
Pre-tax earnings required to cover non-tax deductible preferred stock dividend requirements	3	13	34	27	28

Total Preferred Stock Dividends	15	25	43	36	37

Total Combined Fixed Charges and Preferred Stock Dividends	$816	$614	$714	$1,000	$1,066
Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.93	3.42	10.10	2.42	3.78

Note:

For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to combined fixed charges and preferred stock dividends, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements and preferred security distribution requirements of majority-owned trust. "Preferred stock dividends" represent tax deductible dividends and pre-tax earnings that are required to pay the dividends on outstanding preferred securities.